Exhibit 99.1
EARNINGS RELEASE
STATS ChipPAC Reports First Quarter 2007 Results
•  Revenue increased 1.2% year-over-year to $390.5 million
•  Net income increased 41.9% year-over-year to $17.0 million

United States — 4/25/2007, Singapore — 4/26/2007 — STATS ChipPAC Ltd. (“STATS ChipPAC” or the “Company” — NASDAQ: STTS and SGX-ST: STATSChP), a leading independent semiconductor test and advanced packaging service provider, today announced results for the first quarter 2007.
Tan Lay Koon, President and Chief Executive Officer of STATS ChipPAC said, “Despite the seasonal weakness and lingering inventory correction by our customers, we were able to achieve the high end of our guidance for both revenue and profitability. Our customer diversification, more balanced end markets exposure, improved operational efficiency and better material management helped us mitigate much of the seasonal revenue and gross margin pressure.”
Revenue for the first quarter of 2007 increased 1.2% to $390.5 million, compared to $385.7 million in the first quarter of 2006. This represents a sequential decline of 6.1% compared to the fourth quarter of 2006. On a US GAAP basis, net income for the first quarter of 2007 was $17.0 million or $0.08 per diluted ADS, compared to net income of $12.0 million or $0.06 per diluted ADS in the first quarter of 2006. Net income for the first quarter of 2007 included $2.9 million in share-based compensation expense as required under SFAS 123(R), and also approximately $6.8 million in expenses related to the ongoing tender offer from Singapore Technologies Semiconductors Pte Ltd, a wholly-owned subsidiary of Temasek Holdings (Private) Limited.
Michael G. Potter, Chief Financial Officer of STATS ChipPAC said, “Our end market leadership and customer diversification helped us to keep revenue fairly consistent across the quarter. The combination of ongoing prudent capital expenditure spending and continued strong cash flow enabled us to pay down an additional $60.5 million in net debt in the quarter. In the first quarter of 2007, we incurred approximately $56.8 million in capital expenditures which were 14.5% of revenue compared to 21.6% of revenue in year 2006.”

STATS ChipPAC Ltd.
Company Registration No.: 199407932D
Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint,
Singapore 569059
www.statschippac.com

Investor Conference Call / Webcast Details
A conference call has been scheduled for 8:00 a.m. in Singapore on Thursday, April 26, 2007. This will be 8:00 p.m. in New York on Wednesday, April 25, 2007. During the call, time will be set-aside for analysts and interested investors to ask questions of executive officers.
The call may be accessed by dialing +1-201-689-8560. A live webcast of the conference call will be available on STATS ChipPAC’s website at www.statschippac.com. A replay of the call will be available 2 hours after the live call through noon on Thursday, May 3, 2007 (in Singapore) or midnight on Wednesday, May 2, 2007 (in New York) at www.statschippac.com and by telephone at +1-201-612-7415. The account number to access the replay is 3055 and the conference ID number is 237457.
Forward Looking Statements
Certain statements in this release are forward-looking statements that involve a number of risks and uncertainties that could cause actual events or results to differ materially from those described or implied in this release. A variety of factors could cause actual events to differ from our expectations including general business and economic conditions and the state of the semiconductor industry; level of competition; demand for end-use applications products such as communications equipment and personal computers; decisions by customers to discontinue outsourcing of test and packaging services; reliance on a small group of principal customers; continued success in technological innovations; availability of financing; pricing pressures including declines in average selling prices; tender offer by Singapore Technologies Semiconductors Pte Ltd, a subsidiary of Temasek Holdings (Private) Limited (Temasek Holdings); our substantial level of indebtedness; potential impairment charges; adverse tax and other financial consequences if the South Korean taxing authorities do not agree with our interpretation of the applicable tax laws; ability to develop and protect our intellectual property; rescheduling or canceling of customer orders; changes in products mix; intellectual property rights disputes and litigation; capacity utilization; delays in acquiring or installing new equipment; limitations imposed by our financing arrangements which may limit our ability to maintain and grow our business; changes in customer order patterns; shortages in supply of key components; disruption of our operations; loss of key management or other personnel; defects or malfunctions in our testing equipment or packages; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; significant ownership by Temasek Holdings that may result in conflicting interests with Temasek Holdings and our affiliates; unsuccessful acquisitions and investments in other companies and businesses; our ability to successfully integrate the operations of former STATS and ChipPAC and their employees; labor union problems in South Korea; uncertainties of conducting business in China; natural calamities and disasters, including outbreaks of epidemics and communicable diseases; and other risks described from time to time in the Company’s SEC filings, including its annual report on Form 20-F dated March 12, 2007. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Since the beginning of fiscal 2005, we employed quarterly and fiscal year reporting periods that end on the Sunday nearest to end of each calendar quarter or calendar year, as the case may be. Our first quarter of 2007 ended on April 1, 2007, while our first quarter of 2006 ended on March 26, 2006. References to “US GAAP” are to Generally Accepted Accounting Principles as practiced in the United States of America and references to “$” are to the lawful currency of the United States of America.

Singapore Contact:
Tham Kah Locke
Tel: (65) 6824 7635, Fax: (65) 6720 7826
email: kahlocke.tham@statschippac.com

US Contacts:
Lisa Lavin
Marcom Manager
Tel: (208) 939 3104, Fax: (208) 939 4817
email: lisa.lavin@statschippac.com
The Ruth Group
David Pasquale — Executive Vice President
Tel: (646) 536 7006
email: dpasquale@theruthgroup.com

STATS ChipPAC Ltd.
Company Registration No.: 199407932D
Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint,
Singapore 569059
www.statschippac.com

STATS ChipPAC Ltd.
Condensed Consolidated Statements of Operations
(In thousands of U.S. Dollars, except share and per share data)
(Unaudited)

	Three Months Ended
	March 26,	April 1,
	2006	2007
Net revenues	$385,709	$390,470
Cost of revenues	(309,116)	(312,911)

Gross profit	76,593	77,559

Operating expenses:
Selling, general and administrative	39,711	27,999
Research and development	6,973	8,185
Tender offer expenses	—	6,808

Total operating expenses	46,684	42,992

Operating income	29,909	34,567

Other income (expenses), net	(9,430)	(8,719)

Income before income taxes	20,479	25,848
Income tax expense	(5,918)	(7,651)

Income before minority interest	14,561	18,197
Minority interest	(2,545)	(1,150)

Net income	$12,016	$17,047

Net income per ordinary share:
Basic	$0.01	$0.01
Diluted	$0.01	$0.01

Net income per ADS:
Basic	$0.06	$0.08
Diluted	$0.06	$0.08

Ordinary shares (in thousands) used in per ordinary share calculation:
Basic	1,981,209	2,009,832
Diluted	2,155,584	2,191,760

ADS (in thousands) used in per ADS calculation:
Basic	198,121	200,983
Diluted	215,558	219,176

Key Ratios and Information:
Gross Margin	19.9%	19.9%
Operating Expenses as a % of Revenue	12.1%	11.0%
Operating Margin	7.8%	8.9%

Depreciation & Amortization, including	$69,520	$61,397
Amortization of Debt Issuance Costs
Capital Expenditures	$132,854	$56,786

Share-based compensation expense included under SFAS 123(R) were as follows:
Cost of revenues	$1,514	$1,488
Selling, general and administrative	2,470	1,018
Research and development	461	376

	$4,445	$2,882

STATS ChipPAC Ltd.
Company Registration No.: 199407932D
Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint,
Singapore 569059
www.statschippac.com

STATS ChipPAC Ltd.
Condensed Consolidated Balance Sheets
(In thousands of U.S. Dollars)

	December 31,	April 1,
	2006	2007
		(Unaudited)
ASSETS
Current assets:
Cash, cash equivalents and marketable securities	$216,583	$187,640
Accounts receivable, net	243,779	242,765
Inventories	111,614	97,139
Other current assets	27,845	26,051

Total current assets	599,821	553,595

Marketable securities	15,358	15,535
Property, plant and equipment, net	1,192,830	1,186,372
Investment in equity investee	10,292	9,996
Goodwill and intangible assets	555,358	553,677
Other non-current assets *	84,621	74,264

Total assets	$2,458,280	$2,393,439

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and other payables	$201,999	$171,696
Other current liabilities	104,482	98,179
Short-term debts	65,373	19,159

Total current liabilities	371,854	289,034
Long-term debts	697,523	682,120
Other non-current liabilities	84,807	88,363

Total liabilities	1,154,184	1,059,517

Minority interest	57,946	58,393

Shareholders’ equity	1,246,150	1,275,529

Total liabilities and shareholders’ equity	$2,458,280	$2,393,439

*	Includes $977 and $981 of non-current restricted cash as of April 1, 2007 and December 31, 2006, respectively.

STATS ChipPAC Ltd.
Company Registration No.: 199407932D
Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint,
Singapore 569059
www.statschippac.com

STATS ChipPAC Ltd.
Other Supplemental Information
(Unaudited)

	1Q 2006	4Q 2006	1Q 2007
Net Revenues by Product Line
Packaging — array	54.6%	57.8%	58.6%
Packaging — leaded	18.6%	17.1%	16.9%
Test and other services	26.8%	25.1%	24.5%

	100.0%	100.0%	100.0%

Net Revenues by End User Market
Communications	55.4%	57.0%	52.5%
Personal Computers	20.2%	17.5%	16.1%
Consumer, Multi-applications and Others	24.4%	25.5%	31.4%

	100.0%	100.0%	100.0%

Net Revenues by Region
United States of America	73.1%	74.3%	77.1%
Europe	2.9%	3.2%	2.2%
Asia	24.0%	22.5%	20.7%

	100.0%	100.0%	100.0%

Number of Testers	974	985	938
Number of Wirebonders	3,677	3,812	3,808

Overall Equipment Utilization Rate	76%	75%	75%

STATS ChipPAC Ltd.
Company Registration No.: 199407932D
Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint,
Singapore 569059
www.statschippac.com